Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Contact: Paresh Maniar
             Executive Director, Investor Relations
             (408) 470-5348

MAXIM INTEGRATED PRODUCTS ANNOUNCES ACQUISITION OF VITESSE'S STORAGE PRODUCTS BUSINESS

SUNNYVALE, CA – August 23, 2007 – Maxim Integrated Products, Inc. (NASDAQ: MXIM), ("Maxim" or the "Company") today announced that it has entered into a definitive agreement to purchase the Storage Products Business of Vitesse Semiconductor Corporation (VTSS.PK) located in Colorado Springs, Colorado for $63 million in cash. An additional amount up to $12 million in cash will be payable by Maxim upon the achievement of certain commercial milestones through the end of Vitesse's 2008 fiscal year on September 30, 2008. Under the terms of the agreement, Maxim will acquire substantially all of the assets of this business subject to customary closing conditions, including obtaining all necessary governmental approvals and clearances. The transaction is expected to close in the fourth calendar quarter of 2007.

Maxim's acquisition of the business brings Vitesse's Serial Attached ATA (SATA), Serial Attached SCSI (SAS) Expander products, Enclosure Management products and Baseboard Management products into the Maxim product portfolio. The served available market (SAM) for these products is projected to be in excess of $300 million in Maxim's 2010 fiscal year and the Company expects to maintain its position as a significant supplier.

Maxim intends to offer employment to more than 50 of Vitesse's highly trained engineers and technical experts in connection with the acquisition. The Company expects the acquired business to be accretive to earnings in calendar 2008 and beyond as a result of Maxim's economies of scale and lower cost structure.

Maxim President and CEO Tunc Doluca commented: "In addition to their high performance silicon content these products have a significant software and firmware component critical to the end customer. The process of amassing a design and firmware team of this size and talent would have been difficult and time consuming for Maxim. Vitesse's current development status, engineering credibility with customers and design expertise in highly integrated SOC's (Systems On a Chip), Storage System and Firmware, strengthened by Maxim's financial stability, marketing and manufacturing strength will ensure rapid revenue growth for us."

This release contains statements concerning the potential benefits of Maxim's acquisition of the Storage Products Business from Vitesse. These forward-looking statements are within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the served available market (SAM) for these products being in excess of $300 million in fiscal 2010, Maxim's expectation that it will maintain its position as a significant supplier, and that the acquired business will be accretive to earnings in calendar 2008 and beyond as a result of Maxim's economies of scale and lower cost structure. These statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, many of which are outside the control of Maxim. These risks and uncertainties include, but are not limited to: changes in semiconductor market conditions and demand for storage semiconductor products; technological and product development risks; the future performance of the Storage Products Business; the timing and success of Maxim's integration of the Storage Products Business with Maxim's existing businesses, including the successful transition of personnel, product development, manufacturing and information systems; the ability to realize anticipated synergies of the Storage Products

Business with Maxim's existing businesses; the ability to realize the anticipated benefits of intellectual property rights being acquired by Maxim as part of the Storage Products Business; competition in the market in which the Storage Products Business is a part of; and general economic and business. For a detailed discussion of factors affecting Maxim's business generally and other factors that may influence future results, please see Maxim's filings with the U.S. Securities and Exchange Commission. Maxim does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

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